Marsh & McLennan Companies, Inc.
Compensation Clawback Policy

1.Purpose

It is the purpose of this Compensation Clawback Policy (the “Policy”) to set forth the guidelines for the recoupment of certain incentive-based compensation in the event of an accounting restatement resulting from noncompliance with financial reporting requirements under U.S. federal securities laws. This Policy is intended to comply with the requirements of Section 10D of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and Section 303A.14 of the NYSE Listed Company Manual.

2.Definitions

a.Covered Compensation – means any Incentive-based Compensation received by a Covered Executive during the applicable Clawback Period; provided that:

i.Such Covered Compensation was received by such Covered Executive (A) after the Effective Date, (B) after such Covered Executive became an Executive Officer, and (C) while the Company had a class of securities publicly listed on a United States national securities exchange; and

ii.Such Covered Executive served as an Executive Officer at any time during the performance period applicable to that Incentive-based Compensation.

For the purposes of this Policy, Incentive-based Compensation is deemed “received” during the fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation occurs after the end of that period.

b.Covered Executive – means (i) any current or former Executive Officer and (ii) any other employee of the Company and its subsidiaries designated by the Committee as subject to this Policy from time to time.

c.Effective Date – means the date that Section 303A.14 of the NYSE Manual becomes effective.

d.Executive Officer – means (i) the president, (ii) principal financial officer, (iii) principal accounting officer (or if there is no such accounting officer, its controller), (iv) any vice-president in charge of a principal business unit, division, or function (such as sales, administration or finance), (v) any other officer who performs a policy-making function, or (vi) any other person who performs similar policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant.

e.Financial Reporting Measure – means any measures that are determined and presented in accordance with the accounting principles used in the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including, but not limited to, stock price and total shareholder return.

For the avoidance of doubt, a Financial Reporting Measure need not be presented within the financial statements or included in a filing with the U.S. Securities and

Exchange Commission (SEC) in order to be considered a Financial Reporting Measure within the meaning of this Policy.

f.Financial Restatement – means a restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws that:

i.is required to correct an error in previously issued financial statements that is material to the previously issued financial statements; or

ii.would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

For the purposes of this Policy, the following types of retrospective changes to the Company’s financial statements shall not be considered Financial Restatements: (1) application of a change in accounting principle; (2) revision to reportable segment information due to a change in the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; or (5) retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

In addition, for the avoidance of doubt, “out-of-period adjustments” (i.e., when the error is immaterial to the previously issued financial statements, and the correction of the error is also immaterial to the current period) shall not be deemed to be a Financial Restatement under this Policy.

g.Incentive-Based Compensation – means any compensation (including stock options awarded as compensation) that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure. For purposes of this Policy, “Incentive-based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-based Compensation.

h.NYSE – means the New York Stock Exchange, or any successor thereof.

i.Recoupment Period – means the three completed fiscal years immediately preceding the date of any Recoupment Trigger Date. In addition to these last three completed fiscal years, the Recoupment Period includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of 9 to 12 months would be deemed a completed fiscal year.

j.Recoupment Trigger Date – means (1) the date the Company’s Board of Directors (the “Board”), a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement; or (2) the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

3.Recoupment of Erroneously Awarded Compensation

a.In the event that the Company is required to prepare a Financial Restatement, if the amount of any Covered Compensation received by a Covered Executive exceeds the amount of compensation that would have been paid to the Covered Executive under the Financial Restatement, the Company shall promptly recover from such Covered Executive the amount of Covered Compensation received that exceeds the amount of Covered Compensation that otherwise would have been received had it been determined based on the Financial Restatement, in each case, without regard to any taxes paid.

b.For Incentive-based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation calculated in accordance with Section 3(a) is not subject to mathematical recalculation directly from the information in the Financial Restatement, the amount recovered must be based on a reasonable estimate of the effect of the Financial Restatement on the stock price or total shareholder return upon which the Covered Compensation was received.

c.For the avoidance of doubt, the Company’s obligation to recover erroneously awarded compensation in accordance with this Section 2, is not dependent on (i) if or when the restated financial statements are filed or (ii) any fault of any Covered Executive for the accounting errors or other actions leading to a Financial Restatement.

d.Notwithstanding anything to the contrary in this Section 3, the Company shall not be required to recover any erroneously awarded compensation if (x) the conditions set forth in either clause (i) or (ii) below are satisfied and (y) the Compensation Committee of the Board (the “Committee”) (or a majority of the independent directors serving on the Board) has determined that recovery of the erroneously awarded compensation would be impracticable:

i.The direct expense paid to a third party to assist in enforcing recovery of erroneously awarded compensation in accordance with this Policy would exceed the amount to be recovered; provided that before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company shall first have made a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to make such recovery, and provide that documentation to the NYSE; or

ii.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

e.The Company shall not indemnify any Covered Executive, directly or indirectly, for any losses that such Covered Executive may incur in connection with the recovery of any erroneously awarded compensation in accordance with this Policy, including, for the avoidance of doubt, through the payment of insurance premiums or gross-up payments.

f.The Committee shall determine, in its sole discretion, the manner and timing in which any erroneously awarded compensation shall be recovered from a Covered Executive in accordance with this Policy and applicable law, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-based awards; (iii) offsetting the erroneously awarded compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the Covered Executive; (iv) cancelling outstanding vested or unvested equity or equity-based awards; and/or (v) taking any other remedial and recovery action permitted by applicable law. For the avoidance of doubt, except as set forth in Section 3(d), in no event may the Company accept an amount that is less than the excess of the amount of erroneously awarded compensation determined in accordance with this Section 3; provided that, to the extent necessary to avoid any adverse tax consequences to the Covered Executive pursuant to Section 409A of the Code, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of the Code) shall be made in compliance with Section 409A of the Code.

4.Administration. The Policy shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon the Company and the Covered Executives, their beneficiaries, executors, administrators and any other legal representative. The Committee shall have full and final authority to take the following actions: (i) correct any defect or supply any omission or reconcile any inconsistency in the Policy and to construe and interpret the Policy and (ii) make all other decisions and determinations as may be required under the terms of the Policy, as the Committee may deem necessary or advisable for the administration of the Policy or applicable law, including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations. Other provisions of the Policy notwithstanding, to the extent permitted by Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual, the Board may perform any function of the Committee under the Policy. In any case in which the Board is performing a function of the Committee under the Policy, each reference to the Committee herein shall be deemed to refer to the Board, except where the context otherwise requires.

5.Amendment/Termination. Subject to Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual, this Committee may amend, alter, suspend, discontinue, or terminate the Policy at any time. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of erroneously awarded compensation in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover erroneously awarded compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities publicly listed on a United States national securities exchange.

6.Interpretation. Notwithstanding anything to the contrary herein, this Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith). The provisions of this Policy shall be interpreted in a manner that satisfies such requirements and this Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.

7.Other Compensation Clawback/Recoupment Rights. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies, rights or requirements with respect to the clawback or recoupment of any compensation that may be available to the Company pursuant to the terms of any other recoupment or clawback policy of the Company (or any of its affiliates) that may be in effect from time to time, any provisions in any employment agreement, offer letter, equity plan, equity award agreement or similar plan or agreement, and any other legal remedies available to the Company, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts recouped or clawed back under any other policy that would be recoupable under this Policy shall count toward any required clawback or recoupment under this Policy and vice versa.

8.Exempt Compensation. Notwithstanding anything to the contrary herein, the Company has no obligation to seek recoupment of amounts paid to a Covered Executive which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures or compensation awarded solely at the discretion of the Committee or the Board, provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure performance goal.

9.Miscellaneous.

a.Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern. For the avoidance of doubt, this Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Covered Executive’s compensation became effective, including, without limitation, compensation received under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan and any successor plan thereto.

b.This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

c.The validity, construction, and effect of the Policy, and any rules and regulations relating to the Policy shall be determined in accordance with (i) the laws of the state of Delaware, without giving effect to principles of conflicts of laws, and (ii) applicable federal law.

d.If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.